                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           TELEWEST COMMUNICATIONS PLC
                                (Name of Issuer)

                 Ordinary Shares, par value 10 pence per share,
                 represented by American Depositary Shares, each
                     of which represents 10 Ordinary Shares
                         (Title of Class of Securities)

                                  87956P 10 5*
                                  ------------
                                 (CUSIP Number)

                   Limited Voting Convertible Ordinary Shares,
                          par value 10 pence per share
                         (Title of Class of Securities)

                                   G8742C 102
                                   ----------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel,
                            Liberty Media Corporation
                            9197 South Peoria Street
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 4, 1999
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------
*CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

875956P 10 5
------------
(CUSIP Number)

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY MEDIA CORPORATION

(2)      Check the Appropriate Box if a Member of a Group (a)  [ ] (b)  [X ]

(3)      SEC Use Only

(4)      Source of Funds
                  WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e) [ ]

(6)      Citizenship or Place of Organization
                  Delaware


Number of                        (7)  Sole Voting Power         503,384,682 Ordinary Shares*
Shares Beneficially
Owned by                         (8)  Shared Voting Power       1,084,418,866 Ordinary Shares*
Each Reporting Person
With                             (9)  Sole Dispositive Power    503,384,682 Ordinary Shares*

                                 (10) Shared Dispositive Power  1,084,418,866 Ordinary Shares*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,084,418,866 Ordinary Shares*

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)     Percent of Class Represented by Amount in Row (11) 47.50% of
                  Ordinary Shares

(14)     Type of Reporting Person
                  HC, CO

* All of the subject ordinary shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Liberty Media Corporation by virtue of the 1999 Relationship Agreement referred to below and the Operating Agreement referred to in the original statement which is amended hereby. The filing of this Schedule 13D shall not be construed as an admission by Liberty Media Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject ordinary shares as to which it does not have sole voting and dispositive power.

G8742C 102
----------
(CUSIP Number)

(15)     Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY MEDIA CORPORATION

(16)     Check the Appropriate Box if a Member of a Group (a)  [ ] (b)  [X ]

(17)     SEC Use Only

(18)     Source of Funds
                  WC

(19)     Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e) [ ]

(20)     Citizenship or Place of Organization
                  Delaware


Number of                        (21)        Sole Voting Power           2,185,093 Limited Voting Shares*
Shares Beneficially
Owned by                         (22)        Shared Voting Power         59,498,031 Limited Voting Shares*
Each Reporting Person
With                             (23)        Sole Dispositive Power      2,185,093 Limited Voting Shares*

                                 (24)        Shared Dispositive Power    59,498,031 Limited Voting Shares*

   (25)  Aggregate Amount Beneficially Owned by Each Reporting Person
                    59,498,031 Limited Voting Shares*

   (26)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

   (27)  Percent of Class Represented by Amount in Row (11)
                  95.20% of Limited Voting Shares

   (28)  Type of Reporting Person
                  HC, CO

* All of the subject limited voting shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Liberty Media Corporation by virtue of the 1999 Relationship Agreement referred to below and the Operating Agreement referred to in the original statement which is amended hereby. The filing of this Schedule 13D shall not be construed as an admission by Liberty Media Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject limited voting shares as to which it does not have sole voting and dispositive power.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           TELEWEST COMMUNICATIONS PLC
                         (Commission File No. 005-53921)

         This Amendment No. 1 to Statement on Schedule 13D amends Items 1 through 7, inclusive, of a statement on Schedule 13D filed by Liberty Media Corporation as set forth below. All other information contained in such statement remains correct.

ITEM 1.  SECURITY AND ISSUER

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and limited voting convertible ordinary shares, par value 10 pence per share (the "Limited Voting Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (the "Issuer" or "Telewest").

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the Ordinary Shares issuable upon conversion of Limited Voting Shares. Each Limited Voting Share is convertible into one Ordinary Share by the holder thereof only to the extent such conversion does not result in a change in control of Telewest for purposes of the indentures governing certain of Telewest's issued and outstanding promissory notes. The Limited Voting Shares have the same rights as the Ordinary Shares, except that the Limited Voting Shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest.


ITEM 2.  IDENTITY AND BACKGROUND

         There has been no change to this Item except for the addition of the following information:

         Of the Ordinary Shares and Limited Voting Shares of the Issuer described herein as beneficially owned by Liberty Media Corporation or its subsidiaries, 2,185,093 of the Limited Voting Shares and 39,945,721 of the Ordinary Shares are beneficially owned by Liberty UK

Holdings, Inc., an indirect subsidiary of the Reporting Person, and 463,438,961 of the Ordinary Shares are attributed to the Reporting Person as a result of the 50 percent interest of an indirect subsidiary of the Reporting Person in TW Holdings, L.L.C., a Colorado limited liability company ("TW Holdings"). Fifty percent of TW Holdings is beneficially owned by Liberty UK, Inc. (formerly named United Artists Programming-Europe, Inc.), an indirect subsidiary of the Reporting Person ("Liberty UK"), and fifty percent by affiliates of MediaOne Group, Inc. ("MediaOne Group").

         The shares of the Issuer that are beneficially owned by MediaOne Group as a result of its subsidiaries' interest in TW Holdings, L.L.C. are owned through its subsidiaries MediaOne UK Cable, Inc. ("UK Cable"), which owns approximately 45.67 percent of TW Holdings, and MediaOne Cable Partnership Holdings, Inc. ("Cable Partnership"), which owns approximately 4.33 percent of TW Holdings. A subsidiary of MediaOne Group also owns Ordinary Shares through another indirect subsidiary. MediaOne Group, MediaOne International (as defined below), UK Cable and Cable Partnership are referred to collectively herein as "MediaOne."

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") (except David J.A. Flowers, who is a Canadian citizen), is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen. During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Liberty UK Holdings, Inc. purchased the additional Ordinary Shares and the Limited Voting Shares reported in Item 5(c) for a total of (pound)89,738,633.82 cash. The purchase price of the Ordinary Shares and Limited Voting Shares was paid from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person currently holds its interest in the Issuer's Ordinary Shares and Limited Voting Shares for investment purposes. Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Ordinary Shares and Limited Voting Shares. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional Ordinary Shares and Limited Voting Shares of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of the Ordinary Shares and Limited Voting Shares and to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         There has been no change in this Item except for the addition of the following information:

         (a)-(b) The Reporting Person beneficially owns 39,945,721 Ordinary Shares and 2,185,093 Limited Voting Shares of the Issuer through its indirect subsidiary Liberty UK Holdings, Inc. and 463,438,961 Ordinary Shares as a result of the 50 percent interest of its indirect subsidiary Liberty UK in TW Holdings. MediaOne beneficially owns 581,034,184 Ordinary Shares and 57,312,938 Limited Voting Shares indirectly through its 50 percent interest in TW Holdings and through its wholly-owned subsidiaries. The Limited Voting Shares that are beneficially owned by MediaOne formerly were designated as Ordinary Shares, and were redesignated as Limited Voting Shares in connection with the Telewest rights offering referred to in paragraph (c) below.

         The Reporting Person has sole voting and dispositive power with respect to 503,384,682 Ordinary Shares and 2,185,093 Limited Voting Shares and may be deemed to have shared voting and dispositive power with MediaOne with respect to 1,084,418,866 Ordinary Shares and 59,498,031 Limited Voting Shares as a result of the 1999 Relationship Agreement (as defined below) and the Operating Agreement referred to in the original statement which is amended hereby. MediaOne has sole voting and dispositive power with respect to 581,034,184 Ordinary Shares and 57,312,938 Limited Voting Shares and may be deemed to have shared voting and dispositive power with the Reporting Person with respect to 1,084,418,866 Ordinary Shares and 59,498,031 Limited Voting Shares as a result of the 1999 Relationship Agreement and the Operating Agreement. The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Ordinary Shares or Limited Voting Shares that are beneficially owned by MediaOne.

         Based on information provided by the Issuer, the 503,384,682 Ordinary Shares of the Issuer that are beneficially owned by the Reporting Person represent 22.1% of the 2,280,827,073 Ordinary Shares of the Issuer that were outstanding on November 22, 1999 and the 2,185,093 Limited Voting Shares that are beneficially owned by the Reporting Person represent 2.5% of the 62,507,747 Limited Voting Shares of the Issuer that were outstanding on that date.

         The Limited Voting Shares are subject to the same contractual arrangements relating to voting and disposition as previously were reported with respect to the Ordinary Shares.

         To the Reporting Person's knowledge, none of the Schedule 1 Persons or
Schedule 2 Persons has any interest in any securities of the Issuer as of the date of the event requiring the filing of this Amendment.

         (c) On November 18, 1999 and November 22, 1999 Liberty UK Holdings, Inc. acquired 39,945,721 Ordinary Shares and 2,185,093 Limited Voting Shares, respectively, pursuant to the obligation of a subsidiary of the Reporting Person entered into on October 4, 1999 to purchase such shares in a rights offering by Telewest to its shareholders to fund the purchase by Telewest of the 50 percent interest in certain U.K. cable franchises that it did not already own. Except as described in this Item and Item 6, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons or Schedule 2 Persons, has executed transactions in Ordinary Shares or Limited Voting Shares of the Issuer during the past 60 days.

         (d) Except as described in Item 6, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or the Limited Voting Shares that are beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There has been no change to this Item except for the addition of the following information:

         Liberty Media International, Inc., formerly named Tele-Communications International, Inc. ("Liberty International"), Liberty UK, MediaOne International Holdings, Inc., UK Cable, Cable Partnership and Telewest entered into The 1999 Amended and Restated Relationship Agreement (the "1999 Relationship Agreement") effective as of May 21, 1999. The 1999 Relationship Agreement generally reflects the arrangements which were in place among Telewest, Liberty International and MediaOne under the Amended and Restated Relationship Agreement dated as of April 15, 1998, with amendments made to reflect the fact that certain persons have ceased to be significant shareholders of Telewest. The Relationship Agreement also was amended to exempt changes in the control of the Reporting Person and AT&T Corp. from changes in control that trigger the buy-sell provisions between Liberty International and MediaOne.

         The foregoing description of the 1999 Relationship Agreement is a summary thereof and does not purport to be complete, and is qualified in its entirety by the full text of the 1999 Relationship Agreement, which is included as Exhibit 1 and incorporated by reference herein.

         Other than as described above, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         Exhibit No.                        Description

               (1) The 1999 Amended and Restated Relationship Agreement dated as of May 21, 1999 among MediaOne International Holdings, Inc., MediaOne UK Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Liberty Media International, Inc., Liberty UK, Inc. and Telewest Communications plc. (A)

------------------
(A) Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 20, 1999                          LIBERTY MEDIA CORPORATION


                                           /s/ Charles Y. Tanabe
                                           -----------------------------
                                           Charles Y. Tanabe
                                           Senior Vice President and
                                           General Counsel

                                                                      SCHEDULE 1


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. Except for David J.A. Flowers, who is a Canadian citizen, all executive officers and directors listed on this Schedule 1 are United States citizens.


Name                               Principal Occupation
----                               --------------------
John C. Malone                     Chairman of the Board and Director of Liberty Media; Director of
                                   AT&T Corp.

Robert R. Bennett                  President, Chief Executive Officer and Director of Liberty Media

Gary S. Howard                     Executive Vice President, Chief Operating Officer and Director of
                                   Liberty Media

Daniel E. Somers                   Director of Liberty Media; Senior Executive Vice President and
                                   Chief Financial Officer of AT&T Corp.

John C. Petrillo                   Director of Liberty Media; Executive Vice President, Corporate
                                   Strategy and Business Development of AT&T Corp.

Larry E. Romrell                   Director of Liberty Media; Consultant to Tele-Communications, Inc.

Jerome H. Kern                     Director of Liberty Media

Paul A. Gould                      Director of Liberty Media; Managing Director of Allen & Co.

John D. Zeglis                     Director of Liberty Media

David B. Koff                      Senior Vice President and Assistant Secretary of Liberty Media

Charles Y. Tanabe                  Senior Vice President, General Counsel and Assistant Secretary of
                                   Liberty Media

Peter Zolintakis                   Senior Vice President of Liberty Media

Carl Vogel                         Senior Vice President

Gary Blaylock                      Vice President of Liberty Media

Vivian J. Carr                     Vice President and Secretary of Liberty Media

Kathryn S. Douglass                Vice President and Controller of Liberty Media

David J.A. Flowers                 Vice President and Treasurer of Liberty Media

David A. Jensen                    Vice President of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.


Name                               Title
----                               -----
C. Michael Armstrong               Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                    Director; Chairman and Chief Executive Officer of Chevron
                                   Corporation

M. Kathryn Eickhoff                Director; President of Eickhoff Economics Inc.

Walter Y. Elisha                   Director; Retired Chairman and Chief Executive Officer of Springs
                                   Industries, Inc.

George M. C. Fisher                Director; Chairman and Chief Executive Officer of Eastman Kodak
                                   Company

Donald V. Fites                    Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.             Director; Chairman of Pilot House Associates

Ralph S. Larsen                    Director; Chairman and Chief Executive Officer of Johnson &
                                   Johnson

John C. Malone                     Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                  Director; President of The IRC Group, LLC

Michael I. Sovern                  Director; President Emeritus and Chancellor, Kent Professor of Law
                                   at Columbia University

Sanford I. Weill                   Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman                    Director

John D. Zeglis                     Director; Chief Executive Officer, AT&T Wireless Group

Charles H. Noski                   Senior Executive Vice President and Chief Financial Officer

Harold W. Burlingame               Executive Vice President, Merger & Joint Venture Integration

James W. Cicconi                   Executive Vice President-Law & Governmental Affairs and General
                                   Counsel

Nicholas S. Cyprus                 Vice President and Controller

Mirian M. Graddick                 Executive Vice President, Human Resources

Name                               Title
----                               -----
Daniel R. Hesse                    Executive Vice President and President & CEO, AT&T Wireless
                                   Services

Frank Ianna                        Executive Vice President and President, AT&T Network Services

Michael G. Keith                   Executive Vice President

H. Eugene Lockhart                 Executive Vice President and President, AT&T Consumer Services

Richard J. Martin                  Executive Vice President, Public Relations and Employee
                                   Communication

David C. Nagel                     President, AT&T Labs and Chief Technology Officer

John C. Petrillo                   Executive Vice President, Corporate Strategy and Business
                                   Development

Richard R. Roscitt                 President, AT&T Business Services

Daniel E. Somers                   President and Chief Executive Officer, AT&T Broadband and Internet Services

                                  EXHIBIT INDEX


             Exhibit No.                   Description
             -----------                   -----------
               (1)            The 1999 Amended and Restated Relationship
                              Agreement dated as of May 21, 1999 among MediaOne
                              International Holdings, Inc., MediaOne UK Cable,
                              Inc., MediaOne Cable Partnership Holdings, Inc.,
                              Liberty Media International, Inc., Liberty UK,
                              Inc. and Telewest Communications plc. (A)


-------------
(A)  Filed herewith.